UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Act of 1934

(Amendment No. 4)

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

(Name of Issuer)

Series A Common Stock, no par value

(Title of Class of Securities)

21240E105

(CUSIP Number)

December 31, 2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21240E105

1	NAME OF REPORTING PERSON Blue Sky Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%(1)
12	TYPE OF REPORTING PERSON OO

(1)

EXPLANATORY NOTE: Blue Sky Investments S.à r.l. (“Blue Sky”) consummated a reorganization in connection with which Blue Sky transferred all securities of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Issuer”) held by Blue Sky to Blue Sky’s equityholders. None of such equityholders currently beneficially owns in excess of 5.0% of any class of the Issuer’s outstanding securities.

CUSIP No. 21240E105

Item 1(a)	Name of Issuer:

The name of the issuer is Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B, Colonia Zedec Santa Fe, United Mexican States, Mexico City 01210.

Item 2(a)	Name of Person Filing:

Blue Sky Investments S.à r.l.

Item 2(b)	Address or Principal Business Office or, if none, Residence:

7, rue Robert Stümper

L-2557

Luxembourg

Item 2(c)	Citizenship:

Luxembourg

Item 2(d)	Title of Class of Securities:

Series A Common Stock, no par value, of the Issuer

Item 2(e)	CUSIP Number:

21240E105

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The information contained in Item 5 through and including Item 11 on the cover page of this Amendment No. 4 to Schedule 13G/A, including the footnotes thereto, is incorporated by reference in this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 21240E105

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

CUSIP No. 21240E105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	Blue Sky Investments S.à r.l. /s/ Rodrigo Antonio Escobar Nottebohm Name: Rodrigo Antonio Escobar Nottebohm Title: Category A Manager